SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 09 June 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Rights Issue Take-Up
                                                                                                                                                9 June 2010

Not for release, publication or distribution, in whole or in part, directly or indirectly, in or into or from Australia, New Zealand, South Africa, Japan, Canada or Switzerland or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

Bank of Ireland announces results of the Rights Issue

Following the closing of the Rights Issue offer period on 8 June 2010, The Governor and Company of the Bank of Ireland ("Bank of Ireland" or "the Bank") announces that it has received valid acceptances in respect of 2,967,865,911 units of new Ordinary Stock (including units of new Ordinary Stock to be issued pursuant to the NPRFC Rights Issue undertaking) representing approximately 94.63 per cent of the 3,136,446,463 units of new Ordinary Stock to be offered to qualifying Stockholders and the NPRFC pursuant to the Rights Issue  announced by the Bank on 26 April 2010.

It is expected that the units of new Ordinary Stock in uncertificated form will be credited to CREST accounts on 14 June 2010 and, in respect of Ordinary Stock in certificated form, that definitive stock certificates will be dispatched to Stockholders by no later than 25 June 2010.

It is expected that the units of new Ordinary Stock will commence trading fully paid on the Irish Stock Exchange and the London Stock Exchange at 8.00 am on 14 June 2010.

The Underwriters of the Rights Issue
will use reasonable endeavours to procure subscribers for 168,580,552 units of new Ordinary Stock, being the balance for which valid acceptances were not received in the Rights Issue, at a price which exceeds the Rights Issue price plus associated expenses of the sale.  A further announcement as to the number of units of new Ordinary Stock and the price obtained per unit of new Ordinary Stock for which subscribers have been procured will be made in due course.

Applications have been made for 1,139,924,901 units of new Ordinary Stock, allotted pursuant to the NPRFC Rights Issue undertaking, to be admitted to the Official Lists of the Irish Stock Exchange and the UK Listing Authority and admitted to trading on the Irish Stock Exchange and the London Stock Exchange with dealings in respect thereof commencing on 14 June 2010.

Copies of this announcement are available, free of charge and in printed form, at Bank of Ireland's registered office at Lower Baggot Street, Dublin 2, Ireland.

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 766 23 4703
Geraldine Deighan	Head of Group Investor Relations	+353 (0) 766 23 4729
Dan Loughrey	Head of Group Corporate Communications	+353 (0) 766 23 4770

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in any jurisdiction in which such offer or solicitation is unlawful.

This announcement is not for distribution, directly or indirectly, in or into New Zealand, South Africa, Japan, Canada or Switzerland or any other state or jurisdiction in which it would be unlawful to do so. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein (the "Securities") have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act"). The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States, and the Securities have not been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States, or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering or the Securities or the accuracy or adequacy of any of the documents or other information contained therein.

This announcement does not constitute a prospectus or prospectus equivalent document. Nothing in this announcement should be interpreted as a term or condition of any of the Proposals.

The distribution of this announcement and/or any other documents related to any offering of securities or the transfer or offering of securities into jurisdictions other than Ireland and the United Kingdom ('UK') may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

None of the Minister for Finance, the Department of Finance, the Irish Government, the NTMA, the NPRFC or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, or any director, officer, official, employee or adviser of any such person, (each such person, a "Relevant Person") accepts any responsibility for the contents of, or makes any representation or warranty as to the accuracy, completeness or fairness of any information in, this announcement or any document referred to in this announcement or any supplement or amendment thereto (the "Announcement"). Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of the contents of the Announcement. No Relevant Person has authorised or will authorise the contents of the Announcement, or has recommended or endorsed the merits of any course of action contemplated by the Announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 09 June 2010